Rosa Vieira Senior Officer,
Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 27, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:         METALLICA RESOURCES INC.
                Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for Metallica Resources Inc.

1. CUSIP - 59125J 10 4

2. Date Fixed for the Meeting - May 23, 2006

3. Record Date For Notice - April 21, 2006

4. Record Date For Voting - April 21, 2006

5. Beneficial Ownership Determination Date - April 21, 2006

6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares

7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares

8. Business to be conducted at the meeting - Annual and Special

Yours Truly,
EQUITY TRANSFER SERVICES INC.